================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                January 12, 2005

                                Avecia Group plc
                                 ---------------
                 (Translation of registrant's name into English)


                                   P.O. Box 42
                                  Hexagon House
                              Blackley, Manchester
                                     M9 8ZS
                                     England
                                 ---------------
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                          Form 20-F [ X ] Form 40-F [ ]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____)

(Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.)

                                Yes [ ] No [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________)



Enclosure: Supplemental Offer to Purchase and Consent Solicitation
           Statement (to the Offer to Purchase Dated January 4, 2005) - Dated January 12, 2005

================================================================================

THIS SUPPLEMENTAL OFFER DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the contents of this supplemental offer document or the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial advisor authorized under the Financial Services and Markets Act 2000, or from another appropriately authorized independent financial advisor.


        SUPPLEMENTAL OFFER TO PURCHASE AND CONSENT SOLICITATION STATEMENT
                (TO THE OFFER TO PURCHASE DATED JANUARY 4, 2005)

                           Offer to Purchase for Cash
                                       by
                                AVECIA GROUP plc
                                     of its
                            11% Senior Notes Due 2009
                                       and
        Solicitation of Consents for Amendments to the Related Indenture


         This supplemental offer to purchase (the "Supplemental Offer to Purchase") is supplemental to, and should be read in conjunction with, the offer to purchase dated January 4, 2005 (the "Offer to Purchase") issued by Avecia Group plc (the "Company") in relation to its offer to purchase for cash (the "Tender Offer") its outstanding 11% Senior Notes due July 1, 2009 (the "Securities") and the related consent solicitation.

         Terms defined in the Offer to Purchase have the same meaning in this Supplemental Offer to Purchase.

         On January 10, 2005, the Company announced, inter alia, that it was raising both the Maximum Offer Price, from US$990.00 to US$1,045.00 per US$1,000.00 principal amount of the Securities, and the Minimum Offer Price, from US$861.00 to US$980.00 per US$1,000.00 principal amount of the Securities, in connection with its Tender Offer. The Consent Payment, in an amount equal to US$10.00 per US$1,000.00 principal amount of Securities, remained unchanged.

         The increase in the Maximum Offer Price and the Minimum Offer Price referred to in the proceeding paragraph results in changes to the Unaudited Pro Forma Consolidated Financial Statements of the Company that were originally published in the Offer to Purchase dated January 4, 2005. The previously published Unaudited Pro Forma Consolidated Financial Statements had assumed that the Available Tender Amount would be used to acquire Securities at a Clearing Price of US$990.00 per US$1,000.00 principal amount of Securities, leaving approximately US$81,000,000 aggregate principal amount of Securities outstanding after the consummation of the Offer. The Company's revised Maximum Offer Price and Minimum Offer Price results in the revised Unaudited Pro Forma Consolidated Financial Statements contained in this Supplemental Offer to Purchase assuming that the Available Tender Amount would be used to acquire Securities at a Clearing Price of US$1,045.00 per US$1,000.00 principal amount of Securities, leaving approximately US$104,900,000 aggregate principal amount of Securities outstanding after the consummation of the Offer.


                                    Principal
                                    Amount           CUSIP                          ISIN
Title of Security                   Outstanding      Number                         Number         Common Code
---------------------------------   --------------   ----------------------------   ------------   -----------
                                                     G9894BAA6 (Reg S Notes)        USG9894BAA64   -
11% Senior Notes due July 1, 2009   US$540,000,000   988788AA3 (144A Notes)         -              9875069
                                                     05354RAA9 (Registered Notes)   US05354RAA95   010588502



--------------------------------------------------------------------------------
THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 1, 2005 UNLESS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS THE SAME MAY BE EXTENDED, THE "EXPIRATION TIME"). HOLDERS MUST TENDER THE SECURITIES (AS DEFINED HEREIN) PRIOR TO THE EXPIRATION TIME TO BE ELIGIBLE TO RECEIVE THE TENDER OFFER CONSIDERATION.

THE CONSENT PAYMENT DEADLINE (i.e., THE TIME BY WHICH HOLDERS MUST TENDER THE SECURITIES IN ORDER TO BE ELIGIBLE TO RECEIVE THE TOTAL CONSIDERATION, A PORTION OF WHICH WILL CONSTITUTE THE CONSENT PAYMENT WILL BE 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 18, 2005, UNLESS EXTENDED OR EARLIER TERMINATED.
--------------------------------------------------------------------------------


         THIS SUPPLEMENTAL OFFER TO PURCHASE, THE OFFER TO PURCHASE AND THE RELATED DOCUMENTS CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE A DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER IS SUBJECT TO A NUMBER OF IMPORTANT CONDITIONS DESCRIBED IN THE OFFER TO PURCHASE.

         IF YOU HAVE RECENTLY SOLD OR OTHERWISE TRANSFERRED YOUR ENTIRE HOLDING(S) OF SECURITIES, YOU SHOULD IMMEDIATELY FORWARD THIS SUPPLEMENTAL OFFER TO PURCHASE AND THE OFFER TO PURCHASE TO THE PURCHASER OR TRANSFEREE, OR TO THE BROKER, BANK OR OTHER AGENT THROUGH WHOM THE SALE OR TRANSFER WAS EFFECTED, FOR TRANSMISSION TO THE PURCHASER OR TRANSFEREE.

         NEITHER THIS SUPPLEMENTAL OFFER TO PURCHASE, NOR THE OFFER TO PURCHASE, HAVE BEEN FILED WITH OR REVIEWED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY OF ANY COUNTRY, NOR HAS ANY SUCH COMMISSION OR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THE SUPPLEMENTAL OFFER TO PURCHASE OR THE OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENSE.

         The Dealer Manager for the Offer and the Solicitation Agent for the Solicitation is:


                              Goldman, Sachs & Co.

                                  ------------


       The date of this Supplemental Offer to Purchase is January 12, 2005

              UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

         The accompanying unaudited pro-forma consolidated balance sheet of the Company gives effect to the Transaction and the repayment of the term loan facility and the revolving credit facility from the proceeds of the Transaction, the disposal of the Company's interests in its former Additives business (disposed of on January 31, 2004), Biocides business (disposed of on April 2,
2004) and Special Drug Mixtures business (disposed of on November 22, 2004), and the consummation of the Offer (on the terms described below) in each case, as if they had been consummated on September 30, 2004. The accompanying unaudited pro-forma consolidated profit and loss accounts and statement of cash flows of the Company gives effect to the Transaction and the repayment of the term loan facility and the revolving credit facility from the proceeds of the Transaction, the disposal of the Company's interests in its former Additives business, Biocides business and Special Drug Mixtures business and the consummation of the Offer (on the terms described below) in each case, as if they had been consummated on October 1, 2003. The accompanying unaudited pro forma consolidated financial statements assume that the Maximum Amount is used to make the Consent Payment with respect to all outstanding Securities and that the remaining amount, the Available Tender Amount, is used to acquire Securities at a Clearing Price of US$1,045.00 per US$1,000.00 principal amount of Securities, leaving approximately US$104,900,000 aggregate principal amount of Securities outstanding after the consummation of the Offer. The pro forma financial statements have been prepared in accordance with generally accepted accounting standards in the United Kingdom. These accounting standards differ in certain significant aspects from generally accepted accounting principles in the United States.

         The pro forma information is presented for illustrative purposes only and it is not necessarily indicative of the operating results or financial position that would have occurred if the Transaction and the Tender Offer had been consummated as presented in the accompanying unaudited pro-forma consolidated financial statements, nor is it necessarily indicative of future results of operations or the actual results of the Offer. The pro forma adjustments and the assumptions on which they are based are described in the accompanying notes to the Unaudited Pro Forma Consolidated Financial Statements.

         These pro forma consolidated financial statements should be read in conjunction with the Company's historical financial statements and the related notes thereto that have been incorporated herein by reference.

                 Unaudited Pro Forma Consolidated Balance Sheet

                                                                             Pro Forma
                                       Historical          Pro Forma       September 30,
                                   September 30, 2004     Adjustments           2004         Footnotes
                                   ------------------   ---------------   ---------------   -----------
                                     (pound) million    (pound) million   (pound) million
Fixed assets
Tangible fixed assets                         225.1              (54.1)             171.0           (1)
Intangible assets                             220.4             (161.7)              58.7           (2)


Investments in joint ventures:
Goodwill on joint ventures                      8.3                -                  8.3
Share of gross assets                          11.1                -                 11.1
Share of gross liabilities                     (1.5)               -                 (1.5)
                                     ---------------    ---------------    ---------------
                                               17.9                -                 17.9
                                     ---------------    ---------------    ---------------
Total fixed assets                            463.4             (215.8)             247.6

Current assets
Stocks                                         54.6              (14.5)              40.1           (1)
Debtors                                        93.7              (42.1)              51.6           (1)
Investments                                     8.3                -                  8.3
Cash at bank and in hand                        3.6                -                  3.6
                                     ---------------    ---------------    ---------------
Total current assets                          160.2              (56.6)             103.6
                                     ---------------    ---------------    ---------------

                                     ---------------    ---------------    ---------------
Total assets                                  623.6             (272.4)             351.2
                                     ---------------    ---------------    ---------------

Current liabilities
External loans due within less                  -                  -                  -
than one year
Other creditors                               (73.5)              31.3              (42.2)          (1)

                                     ---------------    ---------------    ---------------
Total current liabilities                     (73.5)              31.3              (42.2)
                                     ---------------    ---------------    ---------------

                                     ---------------    ---------------    ---------------
Net current assets                             86.7              (25.3)              61.4
                                     ---------------    ---------------    ---------------

External loans due within                    (362.0)             305.7              (56.3)          (3)
more than one year
Provisions for liabilities and                (21.2)               4.2              (17.0)          (1)
charges
Other creditors due within                     (8.3)               0.3               (8.0)
more than one year

                                     ---------------    ---------------    ---------------
Net assets excluding                          158.6               69.1              227.7
pension liability                    ---------------    ---------------    ---------------
Pension liability                             (96.2)              17.2              (79.0)          (1)

                                     ---------------    ---------------    ---------------
Net assets including                           62.4               86.3              148.7
pension liability                    ---------------    ---------------    ---------------

Shareholders equity                            22.3               86.3              108.6
Pay-in-kind 16% cumulative
redeemable                                     40.1                -                 40.1
     preference shares

                                     ---------------    ---------------    ---------------
Total                                          62.4               86.3              148.7
                                     ===============    ===============    ===============

            Unaudited Pro Forma Consolidated Profit and Loss Accounts


                                         Historical                          Pro Forma
                                         12 months                           12 months
                                           ended                               ended
                                       September 30,       Pro Forma       September 30,
                                            2004          Adjustments           2004         Footnotes
                                      ---------------   ---------------   ---------------   -----------
                                      (pound) million   (pound) million   (pound) million

Turnover, including share of joint             419.1            (234.4)            184.7            (4)
ventures
Less: share of joint ventures'                  (9.5)              -                (9.5)
turnover                              ---------------   ---------------   ---------------

Group turnover                                 409.6            (234.4)            175.2

Operating costs                               (429.4)            198.7            (230.7)           (4)
Exceptional operating costs                    (60.3)              -               (60.3)           (5)
Other operating income                           5.5              (1.3)              4.2            (6)
                                      ---------------   ---------------   ---------------

Group operating (loss)/profit                  (74.6)            (37.0)           (111.6)

Share of operating profit of joint               0.9               -                 0.9
ventures

Exceptional items                               89.5             (89.5)              -              (7)

                                      ---------------   ---------------   ---------------
Profit/(loss) on ordinary
activities before interest and                  15.8            (126.5)           (110.7)
taxation                              ---------------   ---------------   ---------------

Interest received                               34.3             (34.3)              -
Interest paid                                  (55.9)             49.3              (6.6)           (8)
Other finance costs                             (2.1)              -                (2.1)

                                      ---------------   ---------------   ---------------
Profit/(loss) on ordinary                       (7.9)           (111.5)           (119.4)
activities after taxation

Taxation on profit/(loss) on                    (0.7)              0.7               -              (9)
ordinary activities

                                      ---------------   ---------------   ---------------
Profit/(loss) on ordinary                       (8.6)           (110.8)           (119.4)
activities after taxation

Attributable to minority interests              (6.5)              -                (6.5)

                                      ---------------   ---------------   ---------------
Net profit/(loss) for the period               (15.1)           (110.8)           (125.9)
                                      ===============   ===============   ===============

            Unaudited Pro Forma Consolidated Statement of Cash Flows

                                                Historical                          Pro Forma
                                                12 months                           12 months
                                                  ended                               ended
                                              September 30,       Pro Forma       September 30,
                                                   2004          Adjustments           2004         Footnotes
                                             ---------------   ---------------   ---------------   -----------
                                             (pound) million   (pound) million   (pound) million

Operating (deficit)/profit before interest            (74.6)            (35.6)           (110.2)           (4)
Depreciation and amortization                          87.5              (8.0)             79.5       (4) (10)

Decrease/(increase) in inventories                     (0.8)              0.5              (0.3)           (4)
Decrease/(increase) in trade receivables              (13.5)              7.0              (6.5)           (4)
and other assets
(Decrease)/increase in accounts payable,                                                                   (4)
accrued expenses and                                   11.1              (6.1)              5.0
     trade provisions

Other cash and non-cash movements                       1.3               1.3               2.6            (4)

                                             ---------------   ---------------   ---------------
Net cash inflow from operating                         11.0             (40.9)            (29.9)
activities                                   ---------------   ---------------   ---------------

Returns on investment and servicing of
finance
Dividends received from associates                      3.1               -                 3.1
Interest received                                       1.3              (1.3)              -
Interest paid                                         (41.0)             34.5              (6.5)           (8)

                                             ---------------   ---------------   ---------------
Net cash (outflow) from returns on
investment and                                        (36.6)             33.2              (3.4)
     servicing of finance                    ---------------   ---------------   ---------------

Taxation                                                0.3               -                 0.3

Capital expenditure and financial
investments
Cash expenditure on fixed assets                      (26.5)              8.1             (18.4)           (4)
Disposals of fixed assets                               5.1              (5.0)              0.1           (11)

                                             ---------------   ---------------   ---------------
Net cash (outflow) from capital
expenditure and financial                             (21.4)              3.1             (18.3)
     investments                             ---------------   ---------------   ---------------

Acquisitions and disposals
Payments in respect of acquisitions                     -                 -                 -
Disposals of other investments                        171.8            (171.8)              -             (12)
Net cash disposed of                                   (0.2)              0.2               -
                                             ---------------   ---------------   ---------------
Net cash inflow from acquisitions and                 171.6            (171.6)              -
disposals                                    ---------------   ---------------   ---------------

Financing
Repayment of finance lease capital                     (0.9)              -                (0.9)
External loans repaid                                (126.2)            126.2               -             (12)
                                             ---------------   ---------------   ---------------
Net cash (outflow) from financing                    (127.1)            126.2              (0.9)
                                             ---------------   ---------------   ---------------

                                             ---------------   ---------------   ---------------
Net increase/(decrease) in cash                        (2.2)            (50.0)            (52.2)
                                             ===============   ===============   ===============

FOOTNOTES
---------

         (1) The pro forma adjustments eliminate balances relating to those businesses which have been disposed of during the 12-months ended September 30, 2004, namely the Additives business (disposed of on January 31, 2004), the Biocides business (disposed of on April 2,
              2004), Special Drug Mixtures (disposed of on November 22, 2004) and the NeoResins business (to be disposed of pursuant to the Transaction).

         (2) The pro forma adjustment eliminates goodwill attributable to the NeoResins and Special Drug Mixtures businesses.

         (3) The pro forma adjustment reflects the repayment of the existing term loan facility and revolving credit facility from the proceeds of the Transaction and the purchase of approximately $435,100,000 of Securities (representing approximately 80.6% of the outstanding Securities) in connection with the Offer. The repayment amounts have been calculated using a September 30, 2004 exchange rate of
              1.81 for the purchase of the Securities pursuant to the Offer.

         (4) The pro forma adjustment eliminates trading results relating to those businesses which have been disposed of during the 12-months ended September 30, 2004, namely the Additives business (disposed of on January 31, 2004), the Biocides business (disposed of on April 2, 2004), Special Drug Mixtures (disposed of on November 22,
              2004) and the NeoResins business (to be disposed of pursuant to the Transaction).

         (5) Exceptional operating costs include a charge of (pound)42.3 million for the impairment of goodwill, intangible assets and tangible assets and (pound)18.0 million for restructuring costs related to reductions in headcount.

         (6) The pro forma adjustment eliminates the profit arising from the disposition of the Analytical Research Group on May 15, 2004 to Intertek Caleb Brett.

         (7) The pro forma adjustment eliminates the profit on disposal of the Additives business (disposed of on January 31, 2004) and the Biocides businesses (disposed of on April 2, 2004).

         (8) The pro forma adjustment adjusts interest expense to reflect the amount of interest that would have been charged to operations during the 12-months ended September 30, 2004, assuming that the term loan facility and revolving credit facility were repaid in full at the beginning of such period and assuming approximately US$104,900,000 of the Securities were outstanding for such period.

         (9) The pro forma adjustment eliminates income tax expense for the 12-months ended September 30, 2004 related to the operations of the NeoResins business.

         (10) Historical and pro forma depreciation and amortization for the 12-months ended September 30, 2004 include a (pound)42.3 million charge for the impairment of goodwill, intangible assets and tangible assets.

         (11) Disposal of fixed assets primarily represents proceeds from the disposition of the Analytical Research Group on May 15, 2004 to Intertek Caleb Brett during the 12-months ended September 30, 2004.

         (12) The pro forma adjustment eliminates the proceeds from the disposal of the Additives business (disposed of on January 31, 2004) and the Biocides businesses (disposed of on April 2, 2004), and the repayment of senior debt out of the proceeds of those dispositions.

  The Information Agent and Tender Agent for the Offer and the Solicitation is:



                     Global Bondholder Services Corporation

                             65 Broadway - Suite 704
                               New York, NY 10006
                                       USA
                          Attention: Corporate Actions

                    Banks and Brokers call: +1 (212) 430 3774
                          Toll Free: +1 (866) 294 2200

                                  By Facsimile
                        (for Eligible Institutions only):
                                 (212) 430-3775


                                  Confirmation:
                                 (212) 430-3774


        By Mail:              By Overnight Courier:             By Hand:
65 Broadway - Suite 704      65 Broadway - Suite 704     65 Broadway - Suite 704
   New York, NY 10006          New York, NY 10006          New York, NY 10006
           USA                         USA                         USA


           The Luxembourg Agent for the Offer and the Solicitation is:

                        Kredietbank S.A. Luxembourgeoise
                               43 Boulevard Royal
                                     L-2955
                                   Luxembourg
                     Attention: Corporate Trust and Agencies
                           Telephone: +352 47 97 3935
                          By Facsimile: +352 4797 73951


Any questions or requests for assistance or for additional copies of this Supplemental Offer to Purchase, the Offer to Purchase or related documents may be directed to the Information Agent or the Luxembourg Agent at their respective telephone numbers set forth above. A Holder may also contact the Dealer Manager, Solicitation Agent and the Luxembourg Agent at their respective telephone numbers set forth below or such Holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.



             The Dealer Manager for the Offer and Solicitation Agent
                            for the Solicitation is:


                              Goldman, Sachs & Co.
                           Liability Management Group
                           29th Floor, 85 Broad Street
                               New York, NY 10004
                                       USA
                          Toll Free: +1 (800) 828 3128
                           Collect: +1 (212) 357 3019
                     Attention: Credit Liability Management

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               Avecia Group plc



Date: January 12, 2005                         By:    /s/ Derrick Nicholson
                                                      -----------------------
                                               Name:  Derrick Nicholson
                                               Title: Chief Financial Officer